Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, April 24, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from April 17 to April 21, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
17/04/2023	393,188	59.222939	23,285,748.94	XPAR
17/04/2023	120,000	59.223108	7,106,772.96	CEUX
17/04/2023	15,000	59.218168	888,272.52	TQEX
17/04/2023	10,000	59.242354	592,423.54	AQEU
18/04/2023	399,648	58.569230	23,407,075.63	XPAR
18/04/2023	120,000	58.566913	7,028,029.56	CEUX
18/04/2023	15,000	58.567259	878,508.89	TQEX
18/04/2023	10,000	58.575931	585,759.31	AQEU
19/04/2023	387,613	58.038566	22,496,503	XPAR
19/04/2023	122,284	58.026042	7,095,657	CEUX
19/04/2023	23,033	58.027652	1,336,551	TQEX
19/04/2023	18,691	58.021103	1,084,472	AQEU
20/04/2023	414,499	57.760154	23,941,526	XPAR
20/04/2023	114,068	57.772809	6,590,029	CEUX
20/04/2023	21,701	57.749860	1,253,230	TQEX
20/04/2023	15,847	57.753191	915,215	AQEU
21/04/2023	393,707	57.684592	22,710,828	XPAR
21/04/2023	105,123	57.653148	6,060,672	CEUX
21/04/2023	42,512	57.657127	2,451,120	TQEX
21/04/2023	24,015	57.653820	1,384,556	AQEU
Total	2,765,929	58.241896	161,092,949.03

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:

https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com